Mail Stop 3561

May 29, 2009

Frank Pioppi
Chief Executive Officer
China Ding Cheng Science Holdings Co., Ltd.
P.O. Box 110310
Naples, FL 34108-0106

> **Re:** **China Ding Cheng Science Holdings Co., Ltd.**
> **Registration Statement on Form 10**
> **Filed May 1, 2009**
> **File No. 0-53658**

Dear Mr. Pioppi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

Cautionary Note Regarding Forward-Looking Statements, page 3

2.  You indicate that you "operate in a very competitive and rapidly changing environment."  Because the company does not engage in any operations, it is not clear how this statement applies to you.  Please revise.

Overview, page 4

3.  Please disclose what benefits the company hopes to obtain for its shareholders by merging with a private operating company.  For example, clarify whether you will seek to retain an equity interest in the surviving company, a cash payment in exchange for outstanding shares, or a combination.

Company History, page 4

4.  Please expand your discussion of the company history to explain why the company was involved in each of the name changes, and clarify whether the company conducted business in industries associated with the various names.  Please disclose why the company has changed its name to its current name.  In this regard, you should explain whether you anticipate engaging in a transaction with an entity that does business in China in a science-related industry.  We note that you have included a risk factor related to potential foreign mergers or acquisitions.

Business of Issuer, page 4

5.  We note you disclose the perceived benefits of being a reporting company and describe certain businesses that might seek to become a reporting company.  However, please describe why you believe your company, a reporting shell with no assets, would be attractive to a private operating company seeking to become public. You should explain the perceived benefit for a private company in becoming public by merging with you as opposed to filing its own Form 10 registration statement under the Exchange Act.  In your explanation, take into account the consideration that a private company would have to provide to you in a transaction as well as your obligation to file a Form 8-K in connection with a transaction including Form 10 information for the private operating company.

Risk Factors, page 10

6.  Please add a risk factor that discloses that as a blank check company any offering by you would have to comply with Rule 419 and explain the impact of the application of Rule 419 to an offering.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

Liquidity and Capital Resources, page 15

7.  We note your disclosure that you have no cash on hand as of the most recent balance sheet date presented.  Please revise your disclosure to include a summary of the amount and nature of the expenses you expect to incur during the next 12 months and disclose how you plan to fund these amounts should your majority shareholders choose not pay such expenses on your behalf.

Security Ownership of Certain Beneficial Owners and Management, page 15

8.  We note your disclosure concerning Mid-Continental Securities Corporation.  However, it appears that both Mr. Pioppi and Ms. Herbst are officers of Mid-Continental Securities.  In this regard, please expand your disclosure to explain the control relationship between Mid-Continental Securities and your officers.

Directors and Executive Officers, page 16

9.  Your disclosure indicates you may acquire or merge with a business in any industry or line of business.  Further, we note your officers and directors are not compensated and do not devote all of their time to the development activities and execution of your business plan.  In that regard, please revise your disclosure to indicate if they hold positions in other businesses which present a conflict of interest when evaluating possible merger partners or other businesses you may consider for acquisition in the future.  If so, please explain the nature of the potential conflict and why you do not believe it will have a negative impact on any decisions made by management and the board of directors.

Biographical Information, page 17

10. Please revise to describe the business experience of Anna Herbst for the past five years, or clarify your disclosure by adding dates or the duration of employment.  Refer to Item 401(e) of Regulation S-K.  Also, expand Anna Herbst's and Frank Pioppi's biographies to disclose their positions as officers or directors at any other public companies.

Executive Compensation, page 18

11. Please provide disclosure on the compensation of your principal executive officer, regardless of his compensation level.  Refer to Item 402(m)(2)(i) of Regulation S-K.

Certain Relationships and Related Transactions, page 18

12. Please disclose any prior involvement by Frank Pioppi and Anna Herbst in the formation, registration, or operation of other public shell companies and identify the entities with which they were or currently are involved. You also should indicate whether those entities engaged in a transaction with an operating business and whether those entities are delinquent in their periodic reporting requirements. We note, for example, that Mr. Pioppi is the chief executive officer of Derby Resources, Inc. and that Derby Resources, Inc. is a delinquent filer. We further note Ms. Herbst was the president, chief financial officer and a director and Mr. Pioppi was the secretary and a director of Shandong RuiTai Chemical Co., Ltd. Please revise.

13. Please identify all your promoters and indicate that these are your only promoters. Ensure that you include all of the information about any promoters that is required by Items 401 and 404 of Regulation S-K.

Market Information, page 19

14. We note your disclosure that you are currently listed for quotation on the Pink Sheets but no public trading market currently exists. Please revise your disclosure to provide further information concerning your listing status, including why there is not a public trading market for your securities.

Recent Sales of Unregistered Securities, page 20

15. We note your disclosure that Mid-Continental provided services to you and advanced you $24,119. Please refer to the definition of "promoter" in Rule 405 of Regulation C and provide the disclosure required by Item 404(c) of Regulation S-K, as applicable.

16. Your disclosure here of sales made over the last three years does not reconcile with note 5 to the notes to financial statements from inception (March 12, 2004) through December 31, 2008. Please reconcile these disclosures or advise.

Note 3 – Going Concern, page F-19

17. We note your disclosure here and in the last paragraph of the audit report issued by your independent registered public accounting firm regarding concerns about your ability to continue as a going concern. Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant's financial difficulties and *viable plans* to overcome such difficulties. Your existing disclosure states that your source of funds to implement your business plan is to offer noncash consideration and seek equity lines as a means of financing your operations. Please revise your disclosure to indicate whether these

Frank Pioppi
China Ding Cheng Science Holdings Co., LTD.
May 29, 2009
Page 5

are management's sole plans with respect to alleviating substantial doubt regarding your ability to continue as a going concern and ensure that all bullet points contained in Codification of Auditing Standards Section 341.10 have been addressed, including the possibility of obtaining loans from officers and directors prior to the discontinuance of operations.

Financial Statements and Exhibits, page 23

18. Please file as exhibits any promissory notes the company may have entered into with related persons.  We note disclosure of a related person note in note 4 to the interim financial statements and in note 5 to the financial statements for the year ended December 31, 2008.

19. Please file legible versions of the company's organizational documents.

Unaudited Financial Statements for Period Ended March 31, 2009, page F-2

20. Where applicable, please revise your unaudited financial statements and related note disclosures for the comments issued on your audited financial statements for the fiscal year ended December 31, 2008.

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Statement of Operations, page F-12

21. We note you recorded $132,632 of debt forgiveness income.  Please provide us with further details regarding the forgiveness of this debt.  To the extent the counterparty to this debt was a related party, please explain to us why the debt forgiveness was not accounted for as a capital transaction.  Refer to footnote 1 to paragraph 20 of APB 26.

Statement of Stockholders' Equity (Deficit), page F-13

22. This statement indicates that you issued 12 million shares of common stock for cash in fiscal 2008 while the statement of cash flows indicates these shares were issued for payment of the shareholder payable.  Please revise the line item caption on this statement to accurately describe what you received in exchange for this issuance.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-15

Comprehensive Income (Loss), page F-16

23. Since comprehensive income (loss) includes net income (loss), please revise your disclosure to state that you had no items of *other* comprehensive income (loss) during the period rather than no items of comprehensive income (loss) during the period.

Share-Based Payments, page F-16

24. Please revise your disclosure to describe your share-based payment arrangements, if any, accounted for under SFAS 123R, including the general terms of the arrangements. Also disclose the total expense recorded for share-based payments for each period presented. Finally, if true, revise your disclosure to clarify that you have no stock option plans and no outstanding warrants.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Milwood Hobbs, Accountant at (202) 551-3241or Sarah Rottman, Assistant Chief Accountant at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Bavaria, Special Counsel, (202) 551-3238, or me at (202) 551-3720 with any other questions.

Sincerely,


H. Christopher Owings
Assistant Director